                                                                    EXHIBIT 99.1

[VIVENDI UNIVERSAL LOGO]


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NOTE TO READERS: The unaudited results included in this press release are presented on a U.S. GAAP basis. This release is intended to be an interim report on the company's Media & Communications revenues, EBITDA, operating income and operating free cash flow results. It does not include the results of the company's environmental services businesses. As previously indicated, Vivendi Universal will issue its first quarter 2002 income statement, which will be in accordance with U.S. GAAP, on Monday, April 29th. Complete U.S. GAAP interim financial statements will be available by the end of May.
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                    VIVENDI UNIVERSAL MEDIA & COMMUNICATIONS
                REPORTS STRONG FIRST QUARTER OPERATIONAL RESULTS

On a pro forma basis, excluding VU's publishing businesses to be disposed of (including the B-to-B and Health businesses whose sale will be completed in the second quarter), Vivendi Universal's first quarter operational results for media and Communication were:

- A STRONG SURGE OF OPERATIONAL FREE CASH FLOW, UP 159% to 1.4 billion euros, well ahead of expectations

- STRONG OPERATING RESULTS IN THE FIRST QUARTER: REVENUE ORGANIC GROWTH OF 13% to 6.8 billion euros; strong EBITDA GROWTH, UP 18% to 1.1 billion euros; and SOLID OPERATING INCOME GROWTH, UP 37% to 408 million euros. All were significantly ahead of budget

- NET DEBT fell from approximately 19 billion euros to approximately 17 billion euros.

We reiterate our 2002 guidance for Q2, Q3 and Q4. Owing to strong results, VU is lowering its estimate of debt/ EBITDA to less than 3 times by December 31, 2002.

VIVENDI UNIVERSAL MANAGEMENT PRIORITIES are :

        -       No significant acquisitions;

        -       Focus on debt reduction;

        -       Focus on operations and cash management;

        -       Focus on synergies that create revenue growth;

        -       Mitigate sources of negative free cash flow.

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PARIS AND NEW YORK, APRIL 24, 2002 -- Vivendi Universal [PARIS BOURSE: EX FP;
NYSE: V;] today reported strong revenue, EBITDA, operating income and free cash flow growth for the first quarter ended March 31, 2002. Excluding Vivendi Universal Publishing's (VUP's) businesses to be disposed of, revenues were 6.8 billion euros, up 13%; EBITDA was 1.1 billion euros, up 18%; and operating income was 408 million euros, up 37%. Revenue, EBITDA, operating income and operating free cash flow were all well above expectations in the first quarter. Including VUP's businesses to be disposed of, revenues were 7.1 billion euros, up 12%; EBITDA was 1.2 billion euros, up 16%; and operating income was 436 million euros, up 27%.


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                                       2


Operating free cash flow (defined as EBITDA -- capital spending -- changes in working capital -- other expenses) was higher than the 2001 period by approximately 0.9 billion euros (pro forma, excluding VUP's businesses to be disposed of), well above expectations. Strong operating free cash flow in the first quarter was driven by collections of receivables from strong sales in the fourth quarter of 2001; improved cash management and seasonally low capital spending. Under U.S. GAAP, net debt by March 31, 2002 fell to approximately 17 billion euros, down from 19 billion euros by December 31, 2001.

Summary financial results for Media & Communications compared with the-prior-year period are presented below. Results are shown on a U.S. GAAP basis in all periods presented, and include VUP's businesses to be disposed of.

                    VIVENDI UNIVERSAL MEDIA & COMMUNICATIONS
                      REVENUES, EBITDA AND OPERATING INCOME

                                Revenues                  EBITDA (2)            Operating Income (3)
                       --------------------------- ------------------------- ----------------------------
                        Actual   Pro Forma          Actual  Pro Forma        Actual  Pro Forma
                         2002    2001 (1)  Growth    2002   2001 (1)  Growth  2002    2001 (1)   Growth
                       -------- ---------- ------- ------- ---------- ------ ------- ---------- ---------
                                       (Unaudited U.S. GAAP basis in millions of euros)
Music                    1,364      1,446     -6%     137        180   -24%      27        69       -61%
Publishing                 938        937      0%      43         57   -25%    (31)         1         NA
TV & Film                2,574      2,077     24%     344        300    15%      84        32       163%
 Universal Studios
   Group                 1,375        976     41%     208        165    26%     148       101        47%
 CANAL+Group & Other     1,199      1,101      9%     136        135     1%    (64)      (69)         7%
Telecoms                 2,186      1,833     19%     749        576    30%     487       366        33%
Internet                    47         42      8%    (39)       (50)    22%    (50)      (59)        15%
                       -------- ---------- ------- ------- ---------- ------ ------- --------- ----------
                         7,109      6,335     12%   1,234      1,063    16%     517       409        26%
Holding & Corporate          -          -      NA    (63)       (51)   -24%    (81)      (66)       -23%
                       -------- ---------- ------- ------- ---------- ------ ------- --------- ----------
TOTAL MEDIA &
COMMUNICATIONS           7,109      6,335     12%   1,171      1,012    16%     436       343        27%
                       ======== ========== ======= ======= ========== ====== ======= ========= ==========


(1) The pro forma information illustrates the effect of the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each year presented and includes no other adjustments. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on results for the total TV & Film business segment.

(2) As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including amortization of acquired sports rights at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items, and does not reflect adjustment for any minority interests in fully consolidated subsidiaries.

(3)  Excludes goodwill amortization.

       COMMENTS BY CHAIRMAN AND CHIEF EXECUTIVE OFFICER JEAN-MARIE MESSIER

"The hard numbers in the first quarter show that Vivendi Universal has a winning strategy, and demonstrate our commitment to excellent management and delivering operating results quarter after quarter. In the first quarter, each operating segment delivered its revenue targets, and most segments over-delivered EBITDA and operating free cash flow compared with their budgets.

Owing to our strong performance in the quarter, we are lowering our estimate of year-end Debt/EBITDA ratio to less than 3x by December 31, 2002.

"In a difficult environment, Vivendi Universal's businesses gained market share. Cash management improved dramatically. Finally, the revenue and cost synergies achieved in the quarter were significant. Further gains will be driven by improving businesses that currently have negative operating free cash flow:
Canal+ and Internet operations.

"Vivendi Universal's 2002 priorities are clear: no significant acquisition activity, an aggressive plan for debt reduction, a clear focus on operations and cash management, a focus on developing new synergies to create greater revenues, and a strategy to mitigate the sources of negative operating free cash flow.

"Consistent with our commitment to shareholders and employees, we have recently changed CANAL+ Group's management. We fully understood that this would cause a period of disruption, but we are confident that all of our constituencies will soon recognize that this vital step will create benefits for all.

"Our highest priority remains building value for Vivendi Universal's employees and shareholders."

                            BUSINESS UNIT HIGHLIGHTS

MUSIC:

Universal Music Group (UMG) reported revenues of 1.4 billion euros, EBITDA of 137 million euros and operating income of 27 million euros for the first quarter. The results represent declines of 6%, 24% and 61% respectively, but an improvement of 24% of operating Free Cash Flow at 415 million euros compared with the results from the same prior-year period. Operating Free Cash Flow increased 79 million euros to 415 million euros in the first quarter of 2002.

The performance for the quarter was primarily the result of an expected lighter release schedule, compared to the prior year. UMG's major releases are heavily skewed to the latter part of 2002. The worldwide market for recorded music was also sluggish during the quarter with the decline estimated at more than 8%, owing largely to an industry-wide slower-than-prior-year release schedule. UMG's revenue decline was much less than the overall music market decline.

UMG's market share remains approximately the same as the prior-year period, with declines in Latin America and the U.K. offset by increases in Asia and ANZA (Australia/New Zealand/Africa). Best sellers in the first quarter of 2002 included the NOW 9 compilation album; the Grammy Award(R) winning Album of the Year "O Brother, Where Art Thou?" soundtrack; Nickelback; and R. Kelly & Jay Z. Local repertoire best sellers included the Devdas soundtrack from India, Star Academy from France and Bro'Sis from Germany.

UMG had a strong start for the second quarter of 2002, with 7 out of the top 10 albums in the USA SoundScan Top Current Album Chart, and a 30.2% market share in the first week of April 2002. No. 1 was Ashanti, with the highest first-week sales for a female solo artist's first album in the SoundScan era.

UMG's EBITDA and operating income margins were adversely impacted by a product mix dominated by compilations and collaborations with other record companies and higher Artist and Repertoire (A&R) costs, as well as lower levels of activity from sales of releases carried over from 2001.

Operating Free Cash Flow increased 79 million euros to 415 million euros in the first quarter of 2002, despite the decline in EBITDA and Operating Income of about 40 million euros. The improvement relates primarily to collections of receivables resulting from higher than usual sales in December of 2001 and lower content acquisition costs.

Vivendi Universal expects UMG's releases and financial results for 2002 to be more heavily weighted toward the second half of 2002 than was the case for 2001. UMG's release schedule for the remainder of 2002 includes albums from Shania Twain, U2, Bon Jovi, Limp Bizkit, Nelly, Eminem, Shaggy and Dr. Dre. Local repertoire releases include albums from Johnny Hallyday, Star Academy, Gerard de Palmas and Zazie (France); No Angels and DJ Oetzi (Germany); Sandy and Junior (Brazil) Pedro Fernandez and Limite (Mexico); Powderfinger (Australia); Jacky Cheung (Taiwan); Spitz and The High Lows (Japan).

PUBLISHING:

Vivendi Universal Publishing's (VUP) core businesses (1) reported revenues were 608 million euros in the first quarter, up 4% on a pro forma basis, driven by improvements at games and Houghton Mifflin. The first quarter is typically the smallest of the year for VUP.

The Games division reported 18% revenue growth and 20% EBITDA growth, due to good performances on PCs and consoles. Vivendi Universal Interactive successfully released Crash 1 and Scorpion King on GBA (Game Boy Advance), and Crash 5 on PS2 (PlayStation 2) and Spiro 1 on GBA continued to perform well. Sierra Entertainment's Empire Earth release at the end of 2001 has continued its success, especially in Europe. Blizzard Entertainment pursued the success of its Diablo series, in particular in Korea


1 Core businesses exclude VUP's operations to be disposed of, including the business-to-business (B2B) and health divisions and Comareg (free sheets).

with the Diablo 2 expansion pack. The studio is also preparing the biggest launch ever for a PC game with the release of Warcraft 3.

In the Publishing & Education division (school, college and kids interactive), VUP experienced 6% revenue and 41% EBITDA growth, driven by Houghton Mifflin College and Kids Interactive in the U.S., a good performance in back-to-school in Brazil for Atica & Scipione and positive trends in school in France. In the Reference group, Larousse continued its expansion, signing a partnership agreement with RSC Libri to set up an Italian publishing house, Rizzoli-Larousse. In the Literature group, VUP released successful titles in the youth segment in the U.S. and also continued to post strong sales of the Tolkien books both in the U.S. and France.

The Consumer division reported 17% lower revenues and 7 million euros lower EBITDA owing to the soft advertising market.

EBITDA losses from core businesses improved significantly to a loss of 2 million euros, due to strong growth in games and education.

Operating losses from core businesses worsened by 8% due to higher amortization of definite-lived intangible assets related to the acquisition of Houghton Mifflin. Excluding this non-comparable item, operating income grew 25%.

Operating free cash flow in the publishing business is typically negative in the first half of the year, due to inventory build-up in anticipation of the "back-to-school" selling season. However, despite typical working capital requirements for publishing in the first quarter, VUP's core businesses reported positive operating free cash flow of 42 million euros in the first quarter of 2002 (up from negative 87 million euros in the 2001 first quarter). Most of this improvement was attributable to the games division, which benefited from the collection of strong fourth quarter 2001 sales.

Operating free cash flow is typically strongly positive for the publishing business in the second half of the year. Warcraft III is expected to negatively impact the second quarter and positively impact the third quarter.

TV & FILM:

CANAL+ GROUP: On a pro forma basis, CANAL+ Group reported 9% revenue growth in the first quarter, primarily driven by StudioCanal, CanalSatellite and Tele+. Globally, subscriptions increased to 16.5 million from 16.2 million one year ago, demonstrating slowing growth. ARPU and churn are flat with the year-ago period.

Canal+ Premium Channel revenue fell 3% in the quarter because of lower advertising revenue and lower subscription revenue owing to lower average analogue subscribers. CanalSatellite revenue grew 13% in the quarter driven by higher digital subscribers. Churn was stable at both the premium channel and CanalSatellite. At StudioCanal, revenue grew approximately 70%, driven primarily by library sales and strong current video/DVD sales.

In Poland Nowa Cyfra+ was launched on March 1. This new merged digital TV platform brings together the most popular TV and radio channels from the two previous platforms, including the Canal+ premium channel and HBO, creating a unique and attractive programming line-up.

In Italy, Vivendi Universal and Canal+ Group, shareholder of Tele+, signed an agreement in February with News Corporation to acquire the Italian digital TV platform Stream. Italian antitrust authorities are currently in the final phase of reviewing the potential transaction.

In France, Canal+ Group took over management of the Pathe Sport sports channel after acquiring a 60% interest in March. The transaction heightens the Group's sports profile and program portfolio, as it prepares to launch a new sports channel in the fall to complement its sports offering. In a related transaction, Canal+ Group sold its interest in Monegasque des Ondes, which produces the TMC channel, while Vivendi Universal's subsidiary Fidimages keeps its 40% stake in the company.

Canal+ also positioned itself as an active player in channel creation for the future French digital terrestrial television environment by responding in March to a call for license applications with proposals for five pay channels--Canal+, Canal+ Jaune, Sport+, i>television and 13th Street--focused on movies, sports, drama and news.

StudioCanal's Brotherhood of the Wolf began its promising run in movie theaters outside France, including in the U.S., totaling close to $70 million worldwide box-office receipts to date.

Canal+ Group EBITDA was flat at 136 million euros in the first quarter of 2002. Operating losses declined by 7% to 64 million euros, with the decline at Canal+ France largely offset by improvements at Tele+ and USN.

Operating free cash flow improved modestly at Canal+ in the first quarter of 2002 compared with the prior year period, as higher capital spending in the current year period was offset by lower upfront payments payable to soccer clubs in 2002. Tele+ evidenced strong cash flow improvement in the quarter.

Canal+ Technologies signed an agreement in Russia to supply the MediaGuard conditional access system to CJSC TeleMedium, a digital terrestrial pay-TV platform based in St. Petersburg.

During the first quarter, Canal+ Group filed a lawsuit against NDS Group PLC, a News Corporation subsidiary, to recover damages for acts of unfair competition.

UNIVERSAL STUDIOS: On a pro forma basis, UNIVERSAL STUDIOS achieved 41% revenue growth, 26% EBITDA growth and 47% operating income growth.

IN FILMED ENTERTAINMENT, revenue grew 48% to 1.2 billion euros in the quarter, due to strong releases, as well as strong video and DVD sales in the quarter; EBITDA was up 22% to 185 million euros and operating income increased 36%.

During the first quarter, Imagine Entertainment's A Beautiful Mind, a co-production with DreamWorks Pictures, starring Russell Crowe, won four Academy Awards, including Best Picture, Best Director (Ron Howard), Best Supporting Actress (Jennifer Connelly) and Best Adapted Screenplay (Akiva Goldsman). It has grossed more than $271 million worldwide to date.

Two modestly budgeted comedies performed well in the first quarter: Big Fat Liar has taken in $48 million at the U.S. box office to date; and Working Title Films' 40 Days and 40 Nights, a co-production with Miramax, has grossed $97 million worldwide to date. The 20th anniversary re-release of E.T. The Extra-Terrestrial has earned more than $33 million at the U.S. box office to date, making it the third-highest grossing domestic film of all time, after Titanic and Star Wars.

After the quarter ended, The Scorpion King, a spin-off of the Mummy series starring World Wrestling Federation superstar The Rock, took in more than $36 million at the U.S. box office its first weekend, setting a U.S. box office record for an April release.

The Fast and the Furious home video release, which has logged over 5.5 million units in consumer sales since its January release, currently holds the record for first-week sales.

AT RECREATION, revenue grew 16% in the first quarter of 2002, owing to higher recreation revenue which was driven by higher management fees at Universal Japan and higher attendance at the Universal Studios Hollywood Theme Park. Universal Studios Japan finished its first year (March 2002) with 11 million visitors, making it the most successful theme park debut in history. In addition, Universal Studios Hollywood experienced record first quarter attendance. Recreation group EBITDA grew 69% and operating profit more than tripled in the first quarter.

During the quarter, Universal Studios joined the other major studios in forming a new venture to develop industry-wide technical standards for the deployment of digital cinema.

Strong operating free cash flow was driven by a strong release schedule, higher video and DVD sales, lower participation payments, more rapid television collections and the timing of capital expenditures at the recreation division. This strength should mitigate in the second quarter.

TELECOMS:

On a pro forma basis, telecoms revenues increased 19% to 2.2 billion euros, EBITDA increased 30% to 749 million euros and operating income grew 33% to 487 million euros. The improved results reflect strong performances across all business units.

At SFR, revenues increased 16%, and EBITDA increased 27%. During the first quarter of 2002, SFR's customer base (including its subsidiary in Reunion, an overseas department of France) grew by 214,000 to 12.8 million customers. SFR's market share of gross additions increased 5% or 1.5 percentage points to 33.8% (from 32.3% in the first quarter of 2001) compared to the first quarter of last year. Additionally, SFR was successful in reducing total acquisition costs by 11% in the same period. ARPU from prepaid customers increased 4% to 20.7 euros, and ARPU from postpaid customers increased 2% to 57.9 euros, compared to the first quarter of last year. The total monthly churn rate remained stable at approximately 2%.

Operating results for Cegetel's fixed telephony services division continued to improve during the quarter, resulting in revenue growth of 37% and a 30% reduction in EBITDA losses.

Operating results for Vivendi Telecom International (VTI) also improved, revenues increased 23% to 473 million euros, and EBITDA increased 31% to 198 million euros. Maroc Telecom's revenue is slightly below budget, but all other operating metrics are in line with estimates.

Telecoms achieved operating free cash flow of 730 million euros in the quarter (up 293 million vs the prior year period), owing to higher EBITDA, improved working capital management and lower capital spending in the 2002 first quarter period. Net debt at Cegetel Group fell from 1.8 billion euros at December 31, 2001 to 1.2 billion euros at March 31, 2002.

INTERNET:

In the first quarter, Vivendi Universal's Internet businesses reported revenues of 47 million euros, up 8% on a pro forma basis, due to 31% growth in Europe and 3% growth in the U.S. Revenues (at 42 million euros) were 10 million euros above budget. The largest contributors to revenue growth in the quarter were E-Brands in Europe and Flipside U.S.

Vivendi Universal's internet businesses reported EBITDA losses in the first quarter were 39 million euros, a 22% improvement over last year, and slightly below budget. Operating losses declined by 15%, reflecting a 14% improvement in Europe, partially offset by an 18% decline in the U.S. The improved financial performance was achieved in spite of a depressed online advertising market and reflects the continuing restructuring efforts within Vivendi Universal's Internet businesses.

Excluding businesses that will be divested as part of the anticipated sale of VUP's business-to-business (B2B) and health divisions, Vivendi Universal's internet businesses revenues increased 11% on a pro forma basis to 43 million euros in the quarter, and EBITDA losses were flat at 34 million euros.

The multi-access Internet portal Vizzavi, a joint venture between Vivendi Universal and Vodafone, now accounts for more than 7.5 million registered customers as of March 29, 2002 across 8 European countries (UK, France, Germany, Italy, Greece, the Netherlands, Portugal & Spain). As previously announced by Vivendi Universal and Vodafone, a revised business model will benefit both Vizzavi and the partner's mobile operators by increasing customer usage and revenue. The focus of Vizzavi will be to deliver premium content such at ringtones, logos, games and other downloads. Vizzavi has access to more than 80 million mobile customers across Europe.

                               BUSINESS SYNERGIES

Vivendi Universal's forecasted synergies for 2002 nearly doubled between 2001 and 2002. EBITDA synergies are in line with the revised targets and are expected to reach over 600 million euros in 2002. Cash synergies should be higher and are expected to reach or exceed 900 million euros in 2002.

COST SYNERGIES: In 2002, Vivendi Universal should exceed its full-year target of 420 million euros. Cost savings in 2002 come from rationalizations in areas including: functional overheads; purchasing and procurement; IT expenses; logistics and manufacturing; and real estate properties.

REVENUE-GENERATING SYNERGIES: Vivendi Universal is currently working on multiple revenue-generating synergy projects, focused primarily in cross-content combination; cross-marketing activities; and optimization of distribution networks.

CROSS-CONTENT COMBINATIONS: Vivendi Universal's business units are leveraging their content and existing franchises to develop new products based on other businesses or to develop mixed products combining different assets across the company's businesses. For example:

        GAMES:

        Universal Interactive (UI) is developing PC or console games based on Universal Pictures properties. For example, UI released in the U.S. this month a game based on the movie The Scorpion King for the Game Boy Advance console. Initial results show a promising start with 115,000 units sold to date.

        Knowledge Adventure is also leveraging Universal Pictures' top priorities by creating edutainment PC products for kids. In 2002, for example, Knowledge Adventure will release `SuperStar Rivals', a game involving Universal Music rock-stars.

        MUSIC SOUNDTRACKS : `The Scorpion King' soundtrack from the Universal Pictures movie, released on April 19th, has had a promising start in the U.S., with sales of close 100,000 copies in its first week. Even before the release of the movie, Universal Music Group had shipped more than 800,000 units. The Universal Records album includes tracks from Godsmack and is now in the Top 10.

        At the time that Universal Pictures releases the movie `8Mile,' starring Interscope artist Eminem, UMG will release a new Eminem album, singles and soundtrack.

CROSS-MARKETING ACTIVITIES: Vivendi Universal is increasing its cross-marketing activities across its businesses, using media and customer databases.

        The most significant example is the cross marketing European effort developed around the release of ET. For example, SFR created an ET interactive pack (France) where customers are able to download a new game on their mobile phone. Canal+ (pan Europe) broadcasted a special documentary with an exclusive interview of Steven Spielberg.

        STRATEGIC MARKETING ALLIANCES: The Company has signed a strategic marketing alliance with Toyota Group involving Vivendi Universal's brands and assets in the U.S. and in Europe. Similar new cross-division's deals will be negotiated in the coming months.

OPTIMIZATION OF DISTRIBUTION NETWORKS: Vivendi Universal is better leveraging its distribution networks, either as an opportunity to increase its revenues and to minimize its distribution costs with a broader distribution of its content, or to keep the margins inside the company rather than to be distributed by third parties. This approach will be further leveraged this year with Vivendi Universal Entertainment (VUE).

        THEATRICAL AND TV DISTRIBUTION: Studio Canal and Universal Studios are pursuing the optimization of the distribution of their products. They have merged their sales forces in non-French language territories to generate incremental revenue on TV distribution. On theatrical distribution, VUE will distribute in the U.S. StudioCanal's unaffiliated products such as `Brotherhood of the Wolf', `Mulholland Drive' and `The Pianist.'


WEBCAST OF VIVENDI UNIVERSAL SHAREHOLDER MEETING, WEDNESDAY, APRIL 24TH, 11AM EDT, 5PM PARIS TIME -- Chairman and CEO Jean-Marie Messier will be hosting the company's annual shareholder meeting in Paris on Wednesday, April 24th, (11am EDT, 5pm Paris Time). You can access the webcast in French or English via the links below:

IN ENGLISH:  http://www.vivendiuniversal.com/vu2/en/events/_index.cfm,
IN FRENCH:    http://www.vivendiuniversal.com/vu2/fr/events/_index.cfm

ANALYST CONFERENCE CALL: Vivendi Universal will host a conference call with analysts and investors to discuss the company's first Quarter 2002 Operating Results on Thursday, April 25th, 5pm Paris Time (11am EDT). Dial-in numbers are:
U.S. (toll free number): 1 877 939 1575; International: 1 212 547 0146; France:
01 70 75 00 00. PLEASE CALL 15 MINUTES PRIOR TO THE CALL IN ORDER TO BE CONNECTED AND INDICATE YOU WANT THE VIVENDI UNIVERSAL CONFERENCE CALL.

The media may dial into the analyst call on a listen-in basis only.

VIVENDI UNIVERSAL -- COMPANY DESCRIPTION:

A consumer-focused, performance-driven and values-based global media and communications company, Vivendi Universal is positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its Music, Publishing and TV & Film units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its Telecommunications and Internet units.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.




    CONTACTS :
    MEDIA RELATIONS:                           INVESTOR RELATIONS:
    PARIS                                      PARIS
    Martine Esquirou                           Laura Martin
    +33 (1).71.71.3120                         +33 (1).71.71.1084 or
    Antoine Lefort                             917.378.5105
    +33 (1).71.71.1180                         Laurence Daniel
    Alain Delrieu                              +33 (1).71.71.1233
    +33 (1).71.71.1086
    NEW YORK                                   NEW YORK
    Anita Larsen                               Eileen McLaughlin
    +(1) 212.572.1118                          +(1) 212.572.8961
    Mia Carbonell
    +(1) 212.572.7556


NOTE TO READERS: The table reflecting Business Unit Segment results for Media and Communications for the first quarter of 2002 is attached to this press release

                                VIVENDI UNIVERSAL
                             MEDIA & COMMUNICATIONS


BUSINESS SEGMENT RESULTS
(U.S. GAAP Basis)

                                              Three Months Ended March 31,                    % Growth
                                          -------------------------------------   ----------------------------------
                                           Actual       Actual      Pro Forma     Actual 2002 vs    Actual 2002 vs
                                            2002         2001        2001 (1)      Actual 2001      Pro Forma 2001
                                          ----------   ----------   -----------   ---------------   ----------------
                                            (Unaudited in millions of euros)
REVENUES
         Music                                1,364        1,446         1,446               -6%                -6%
         Publishing                             938          817           937               15%                 0%
         TV&Film                              2,574        2,077         2,077               24%                24%
            Universal Studios Group           1,375        1,001           976               37%                41%
            CANAL+ Group & Other              1,199        1,076         1,101               11%                 9%
         Telecoms                             2,186        1,495         1,833               46%                19%
         Internet                                47           19            42              139%                 8%
                                          ----------   ----------   -----------   ---------------   ----------------
MEDIA & COMMUNICATIONS REVENUES               7,109        5,854         6,335               21%                12%
                                          ==========   ==========   ===========   ===============   ================

RECONCILIATION OF MEDIA &
  COMMUNICATIONS
    EBITDA (2) TO OPERATING INCOME(3)
                                Music           137          180           180              -24%               -24%
                           Publishing            43          103            57              -58%               -25%
                              TV&Film           344          300           300               15%                15%
              Universal Studios Group           208          134           165               55%                26%
                 CANAL+ Group & Other           136          166           135              -18%                 1%
                             Telecoms           749          433           576               73%                30%
                             Internet          (39)         (49)          (50)               20%                22%
                                          ----------   ----------   -----------   ---------------   ----------------
                                              1,234          967         1,063               28%                16%
                  Holding & Corporate          (63)         (51)          (51)              -24%               -24%
                                          ----------   ----------   -----------   ---------------   ----------------
        MEDIA & COMMUNICATIONS EBITDA         1,171          916         1,012               28%                16%
  Less:                  Depreciation         (495)        (369)         (424)              -34%               -17%
                         Amortization         (143)        (138)         (139)               -4%                -3%
        Amort of Canal+ Sports Rights         (100)         (95)          (95)               -5%                -5%
          VUP Book Plate Amortization          (15)          (8)           (8)              -88%               -88%
                Restructuring charges           (3)          (5)           (5)               40%                40%
                 Other one-time items            21            2             2                NA                 NA
                                          ----------   ----------   -----------   ---------------   ----------------

     MEDIA & COMMUNICATIONS OPERATING
                               INCOME           436          303           343               44%                27%
                                          ==========   ==========   ===========   ===============   ================

                     OPERATING INCOME
                                Music            27           69            69              -61%               -61%
                           Publishing          (31)           58             1             -153%                 NA
                              TV&Film            84           32            32              163%               163%
              Universal Studios Group           148           69           101              114%                47%
                 CANAL+ Group & Other          (64)         (37)          (69)              -73%                 7%
                             Telecoms           487          265           366               84%                33%
                             Internet          (50)         (55)          (59)                9%                15%
                                          ----------   ----------   -----------   ---------------   ----------------
                                                517          369           409               40%                26%
                  Holding & Corporate          (81)         (66)          (66)              -23%               -23%
                                          ----------   ----------   -----------   ---------------   ----------------
     MEDIA & COMMUNICATIONS OPERATING
                               INCOME           436          303           343               44%                27%
                                          ==========   ==========   ===========   ===============   ================

    (1) The pro forma information illustrates the effect of the acquisitions of Maroc Telecom, Houghton Mifflin and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses with the actual results reported by each of the acquired businesses in each year presented and include no other adjustments. Additionally, the results of Universal Studios international television networks are now reported by CANAL+ Group. This reclassification has no impact on results for the total TV & Film business segment.

    (2) As defined by Vivendi Universal, EBITDA consists of operating income before depreciation, amortization (including amortization of acquired sports rights at CANAL+ Group and book plate amortization at Vivendi Universal Publishing), restructuring charges and other one-time items, and does not reflect adjustment for any minority interests in fully consolidated subsidiaries. EBITDA is presented and discussed because Vivendi Universal management considers it an important indicator of the operational strength and performance of its Media and Communications businesses, including the ability to provide cash flows to service debt and fund capital expenditures. However, it should be noted that EBITDA is not a substitute for operating income, net income, cash flows and other measures of financial performance and Vivendi Universal EBITDA may not be strictly comparable to similarly titled measures widely used in the United States or reported by other companies.

    (3) Excludes goodwill amortization.